Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Timmins Gold Corp. (the “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, Amendment No. 1 to its annual report on Form 40-F for the year ended December 31, 2015 (the “Report”).

I, Ian Harcus, Controller of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ian Harcus

Name: Ian Harcus

Title: Controller (Performing the functions of Chief Financial Officer)

Date: November 29, 2016